

August 22, 2012

<u>Via E-mail</u>
Robert Segert
Director, President and Chief Executive Officer
GXS Worldwide, Inc.
9711 Washingtonian Boulevard
Gaithersburg, MD 20878

> **Re: GXS Worldwide, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 19, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 13, 2012**
> **File No. 333-167650**

Dear Mr. Segert:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>General</u>

1.   We note that you have checked the boxes on the cover page of your Form 10-K indicating (i) that the company is required to file reports pursuant to Section 13 or 15(d) of the Exchange Act, and (ii) that you have filed all reports required to be filed by Section 13 or 15(d) during the preceding 12 months. We refer also to your risk factor disclosure on page 28 stating that you are subject to the reporting requirements of the Exchange Act. It appears, however, that your reporting obligations may have been automatically suspended pursuant to Section 15(d), and we note in this regard the statement on the investor relations page of your website that the company "voluntarily files certain

information and reports" with the SEC. Please advise, and ensure that the checked boxes and applicable disclosures reflect your reporting status.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 51

2.   We note your disclosure on page 52 that following the December 2009 debt refinancing, your principal sources of liquidity have been, and are expected to continue to be, your current cash balances, cash flow from operations and borrowings under the revolving credit facility. We further note your disclosure that you expect that cash flows from foreign operations will be required to meet the company's domestic debt service requirements and that there is no assurance that the foreign subsidiaries will generate sufficient cash flow or that the laws in foreign jurisdictions will not change to limit your ability to repatriate these cash flows or increase the tax burden on the collections. In light of your disclosure regarding the lack of assurance regarding the sufficiency of cash flows available from foreign subsidiaries, please tell us what consideration you have given to specifically disclosing whether you believe that existing liquidity and capital resources will be sufficient to meet operating requirements for the next twelve months. Please refer to Item 303(a)(1) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a) and Section IV of SEC Release 33-8350.

3.   As a related matter, considering the significance of the company's outstanding senior secured notes maturing in June 2015, please tell us what consideration you have given to discussing long-term liquidity and capital resources as well as identifying any known deficiencies and plans to remedy such deficiencies. Please refer to Item 303(a)(1) and (2) of Regulation S-K, Instructions 2 and 5 to Item 303(a), FRC 501.03(a), and Section IV of SEC Release 33-8350.

Controls and Procedures

Changes in Internal Controls and Procedures, page 60

4.   We note your disclosure that there have been no other changes in your internal control over financial reporting during the year ended December 31, 2011, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please revise to disclose whether any change in internal controls over financial reporting occurred during the company's last fiscal quarter (the fourth fiscal quarter in the case of the annual report) that materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 82

5.   Please provide the disclosure called for by Item 404(b) of Regulation S-K with respect to the company's policies and procedures for the review, approval, or ratification of transactions with related persons, or advise.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-4

6.   We note that while you recognize revenues related to software licensing and services, you present a single revenue line item. Please tell us what consideration you have given to separately disclosing the revenues and cost of revenues related to software licensing and other products. Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that your MD&A, Critical Accounting Policies and Estimates and footnote disclosures include a discussion of your basis of presentation and the reasons for such presentation. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note (2) Summary of Significant Accounting Policies

(e) Revenue Recognition, page F-9

7.   We note your disclosure for non-software multiple element arrangements that revenue is allocated to each component based on vendor-specific objective evidence (VSOE), third party evidence of selling price (TPE) or estimated selling price. Please tell us and expand your disclosures to include a discussion of the significant factors, inputs, assumptions, and methods used to determine VSOE, TPE, or estimated selling price for the significant deliverables under these arrangements. Refer to ASC 605-25-50-2(e).

8.   We also note your disclosure that VSOE for software maintenance is based on contractual renewal rates. Please explain how you determined that the contractual renewal rates are substantive. In this regard, tell us what percentage of your customers actually renews at these stated rates and provide the range of typical renewal rates that are stated in your contracts.

9.   We note your disclosure that you typically do not have stand-alone value for implementation and start-up services when sold with transaction processing services and that revenue related to these services are recognized over the term of the related transaction processing arrangement. Please tell us your basis for recognizing these implementation and start-up fees over the term of the transaction processing arrangement rather than over the estimated customer life based on the guidance in footnote 39 of SAB Topic 13A.3.f. Please also tell us your consideration for disclosing the reason why these services do not qualify as a separate unit of account. Please refer to ASC 605-25-50-2(f).

10.   On page 54 you disclose that you analyze historical credits issued, current economic trends and changes in customer demand and acceptance of your products and services when evaluating the overall adequacy of the provision for sales returns and allowances. Please tell us what consideration you have given to describing any acceptance, termination, or service level commitments provisions as well as the how such provisions impact on your revenue recognition. In addition, please tell us why there was a significantly lower level of sales credits in 2011 compared to 2010 and 2009.

Note (3) Acquisitions, page F-14

11.   In your disclosure regarding the Inovis acquisition you indicate that "Inovis stockholders also received shares of common and preferred stock with a fair value of $68,805, as determined by an independent third-party valuation services firm." Please describe the nature and extent of the independent valuation firm's involvement in the determination of fair value of the preferred and common stock. Please refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at *http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm* for guidance.

Note (11) Debt and Obligations of GXS Holdings, page F-19

12.   We note your disclosure on page 3 indicating that although Rule 3-16 of Regulation S-X requires the financial statements of GXS, Inc. to be filed, management does not believe the GXS, Inc. financial statements would add meaningful disclosure because they are substantially identical to the GXS Worldwide, Inc. financial statements. Please amend your Form 10-K to either provide the financial statements of GXS, Inc. or to include disclosure similar to what is disclosed on page 3 in your financial statement footnotes regarding the similarity of the GXS, Inc. financial statements and the GXS Worldwide, Inc. financial statements.

Note (13) Income Taxes, page F-21

13.   We note the impact your foreign tax line item had on your effective tax rate in your rate reconciliation. Please provide us with a breakdown of the components of this line item and tell us what consideration you have given to providing further quantitative breakdown of this line item in your disclosure. Refer to Rule 4-08(h)(2) of Regulation S-X.

Note (21) Quarterly Results of Operations (unaudited), page F-30

14.   We note that you do not disclose gross profit, or alternatively, cost of revenues in your quarterly results of operations disclosure. Please tell us what consideration you have given to the disclosure requirements under Item 302(a)(1) of Regulation S-K and Question 3 of SAB Topic 6.G.1.a.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Condensed Consolidated Financial Statements

Note (14) Contingencies, page 20

15.   In your disclosure regarding the GXS Brazil's judicial appeal of a tax claim you disclose that the company believes that an unfavorable outcome is not probable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, you must either disclose an estimate (or, if true, state that the estimate is not material) of the additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Please tell us how your disclosures comply with paragraphs 50-3 through 50-5 of ASC 450-20-50 and SAB Topic 5Y. In addition, tell us why this contingency was specifically not disclosed financial statement footnotes in the most recent Form 10-K, which only includes a general reference to tax audits or litigation aside from the pending appeal by GXS India and the pre-acquisition tax contingency related to the Interchange acquisition.

16.   As a related matter, please describe for us the detrimental legal and tax consequences that could prevent the company from conducting business as usual in Brazil as a result of terminating the bank guarantee. In light of such negative consequences, explain why you intend to replace the bank guarantee with a letter of credit.

Controls and Procedures

Changes in Internal Controls and Procedures, page 44

17.   We note your disclosure that there have been no other changes in your internal control over financial reporting during the three and six months ended June 30, 2012, that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. In future Forms 10-Q, please disclose whether there were any changes in internal controls over financial reporting occurring during the company's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief